February 16, 2015

Via Edgar

Katherine Wray

Ivan Griswold

Attorney-Adviser

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	MyECheck, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed February 6, 2015
File No. 000-55296

Dear Ms. Wray and Mr. Griswold:

On behalf of MyECheck, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (SEC) received by letter, dated February 5, 2015, relating to the Company’s Registration Statement on Form 10 – Amendment No. 2 submitted on February 6, 2015.

The Company is concurrently filing via EDGAR the Company’s Registration Statement on Form 10 which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also filing, via EDGAR, a copy of the Registration Statement marked as correspondence to show changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter in bold font and the Company’s responses thereto.

General

1.	We note that your response to prior comment no. 1. Indicates that you believe your financial statements are within the required time frame given the anticipated date of automatic effectiveness and your audited financial statements are not due before the date of effectiveness. If filed 45 days after year-end and you anticipate reporting a loss for the current year, the filing should contain audited financial statements for the fiscal year ending pursuant to instructions within Rule 8-08 of Regulation S-X.

Response: We have included updated interim financial Statement for the period ended October 31, 2014 which meet the criteria of Section 210.8-08.

Section 210.8-08 says that at the date of filing, financial statements included in filings other than filings on Form 10-K must be not less current than the financial statements that would be required in Forms 10-K and 10-Q if such reports were required to be filed. If required financial statements are as of a date 135 days or more before the date a registration statement becomes effective or proxy material is expected to be mailed, the financial statements shall be updated to include financial statements for an interim period ending within 135 days of the effective or expected mailing date. Interim financial statements must be prepared and presented in accordance with paragraph (b) of this section.

The September 30, 2014 financial statements which were filed with the 10-12G on December 23, 2014 are greater than the 135 day threshold and therefore if used in this current amendment would have to meet the requirements of paragraph (b) of Section 210.8-08, i.e. audited financial statements for most recent fiscal year.

However, MyEcheck has filed with this Amendment Interim Financial statements for the period ending October 31, 2014, which are less than 135 days before the registration statement becomes effective and therefore would fall outside of the requirements of paragraph (b) of Section 210.8-08.

Security Ownership of Certain Beneficial Owners and Management ….. page 22

2.	We note your response to prior comment 3, where you state that Scottsdale Capital Advisors Corporation currently holds an unknown amount of the shares of stock in the company that were originally issued to defendants Sweetsun, Seven Mile Securities and Titan International. In light of this disclosure it appears that the beneficial ownership table or accompanying notes may need to be modified to reflect the occurrence of such events.

Response: Per the Stockholder list provided by the Company’s transfer agent the number of shares listed in Item 4: Security Ownership of Certain Beneficial Owners and Management” for Seven Mile Securities and Titan International are correct. The shares currently held in Scottsdale Capital Advisors are unknown due to the uncertainty of Sweetsun.

Certain Relationships and Related Transactions, page 26

3.	We note your comment to prior comment 2, where you state that the license agreement was entered into in 2008. We also note, however, that your disclosure in this section states that the agreement was entered into in 2004. Revise your disclosure to ensure it is consistent with the terms of the agreement. Additionally, expand your disclosure pertaining to the one-year period under which no royalties are due, to state clearly and unequivocally, if true, that such period has now expired.

Response: The Company acknowledges the error in the disclosure with regards to the year and has revised accordingly. The Company has also expanded its disclosure pertaining to the one-year period under which no royalties are due, to state clearly and unequivocally, that such period has since expired to include the date of expiration.

In connection with our responses to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (844) 693-2432 ext. 102 if we can provide any information or clarification in connection with this revised submission.

Sincerely,

/s/ Edward R. Starrs

Edward R. Starrs *

Chief Executive Officer

* Please note the CEO of MyECheck, Inc. is “Edward R. Starrs”, not “Edwin M. Starrs” as addressed in your correspondence. Thank you.